Exhibit 99.2

ALEXCO RESOURCE CORP.
(the "Company")

June 9, 2016
Report of Voting Results
Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 9, 2016.  All matters placed before the shareholders for consideration were approved.
MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at five (5).	45,467,186	674,718	Carried
		(98.5%)	(1.5%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	23,349,055	341,481	Carried
		(98.6%)	(1.4%)
	Michael D. Winn	22,996,455	694,081	Carried
		(97.1%)	(2.9%)
	Terry Krepiakevich	23,333,455	357,081	Carried
		(98.5%)	(1.5%)
	Rick Van Nieuwenhuyse	23,013,655	676,881	Carried
		(97.1%)	(2.9%)
	Richard N. Zimmer	23,345,055	345,481	Carried
		(98.5%)	(1.5%)

		FOR	WITHHELD
3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	45,681,693	460,210	Carried
		(99.0%)	(1.0%)

		FOR	WITHHELD
4.	Approval of proposed New Equity Incentive Plan for 2016.	22,456,658	1,233,878	Carried
		(94.8%)	(5.2%)

Dated at Vancouver, British Columbia, this 9th day of June, 2016.
Alexco Resource Corp.
Per:	"Mike Clark"
Mike Clark
Chief Financial Officer